UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 7)
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Colonial Commercial Corp.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Convertible Preferred Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

195621.503
(CUSIP Number of Class of Securities)

William Pagano
Colonial Commercial Corp.
275 Wagaraw Road, Hawthorne, NJ 07506
Telephone: (973) 427-3320
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$446,033	$24.88

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.88	Filing Party: Colonial Commercial Corp. (Issuer and Filing Person)
Form or Registration No.: SC TO-I	Date Filed: July 9, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 7 amends and supplements the Tender Offer Statement under cover of Schedule TO, as amended (the “Schedule TO”), originally filed with the Securities and Exchange Commission on July 9, 2009 by Colonial Commercial Corp. (the “Company”), as amended by Amendment No. 1 to Schedule TO filed on July 14, 2009, as amended by Amendment No. 2 to Schedule TO filed on August 7, 2009, as amended by Amendment No. 3 to Schedule TO filed on August 20, 2009, as amended by Amendment No. 4 to Schedule TO filed on August 21, 2009, as amended by Amendment No. 5 to Schedule TO filed on September 23, 2009 and as amended by Amendment No. 6 to Schedule TO filed on September 24, 2009.

The Company on October 7, 2009 announced that on October 6, 2009 it had extended the expiration date of its Tender Offer to acquire for cash all currently outstanding shares of its Convertible Preferred Stock, par value $0.05 per share (the “Preferred Stock”) from 12:00 midnight New York City time on October 6, 2009, to 12 midnight New York City time on October 20, 2009.

The Company mailed a Letter to Shareholders informing shareholders of the extension of the Tender Offer. A copy of this letter is attached as an exhibit.

As of October 6, 2009, approximately 138,896 shares of Preferred Stock were tendered pursuant to the offer.

The Items set forth in the Schedule TO that incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing “October 6, 2009” in the Offer to Purchase, as appropriate, with “October 20, 2009,” in order to reflect the extension of the Expiration Date of the Offer.

Item 12 of the Schedule TO is hereby amended and supplemented by replacing all references to the Expiration Date of the Offer in the relevant tender offer documents, including (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Notice of Guaranteed Delivery, (iv) the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (v) the Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients, (vi) the Letter to holders of Convertible Preferred Stock of Colonial and (vii) the Form of Depositary Agreement, copies of which are filed as Exhibits (a)(1), (a)(2), (a)(3), (a)(4), (a)(5), (a)(6), and (d)(4), respectively, to the Schedule TO, with “October 20, 2009.”

Item 12 of the Schedule TO is further amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(17)	Press Release dated October 7, 2009, filed herewith
(a)(18)	Letter to Shareholders dated October 7, 2009, filed herewith

Item12. Exhibits

Exhibit No.	Description
(a)(17)	Press Release dated October 7, 2009, filed herewith
(a)(18)	Letter to Shareholders dated October 7, 2009, filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLONIAL COMMERCIAL CORP.

Dated: October 7, 2009

By: /s/ William Pagano
Name: William Pagano
Title: Chief Executive Officer